Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our reports dated November 14, 2008 on the consolidated financial statements of Corus Entertainment Inc. as at August 31, 2008 and 2007 and for each of the years in the three-year period ended August 31, 2008, and the effectiveness of internal controls over financial reporting of Corus Entertainment Inc. as at August 31, 2008.

Toronto, Canada.	/s/Ernst & Young LLP
November 14, 2008.	Chartered Accountants Licensed Public Accountants